September 26, 2016

VIA EDGAR

Re: KKR & Co. L.P.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016

Filed August 4, 2016

File No. 001-34820

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-4631

Dear Mr. West:

On behalf of KKR & Co. L.P. (the “Company”, “KKR”, “we” or “us”), we are responding to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 14, 2016, regarding the Company’s financial statements and related disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015  and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 166

Note 13 - Segment Reporting, page 219

Inclusion of a Fourth Segment, page 220

1.              We note your inclusion of a new fourth segment called Principal Activities, which includes all income (loss) on investments previously reported in the Private Markets, Public Markets or Capital Markets segments. We also note from your disclosure on page 231 that you allocated goodwill entirely to the Public Markets segment. Given the change to your segment reporting structure, please tell us how you considered ASC 350-20-35-45 in determining whether a reallocation of goodwill using a relative fair value approach was required.

We respectfully advise the Staff that we considered ASC 350-20-35-45 and we did not reallocate goodwill from Public Markets to Principal Activities because the amount was immaterial.  We estimate the goodwill subject to reallocation in connection with the establishment of the Principal Activities segment would have been less than 5% of the segment assets in each of our Public Markets and Principal Activities segments as of December 31, 2015.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2015, page 81

Fees and Other, page 82

2.              We note your discussion of the changes in total fees here and on page 85 regarding the six months ended June 30, 2016 to six months ended June 30, 2015. Expand your disclosure in future filings to discuss each of the components of your fees and other revenue (e.g. Management, Monitoring and Transaction Fees, Net). Consider providing a table to facilitate this presentation (similar to that presented on page 25) along with a more granular discussion explaining the respective period-over-period changes. Please also expand your disclosure in your segment MD&A, as necessary.

In response to the Staff’s comment, in future filings we will expand our disclosures to discuss each of the material components of our fees and other revenue (e.g. Management, Monitoring and Transaction Fees, Net). We will discuss period-over-period changes to such components to the extent material, including in the segment MD&A as necessary.

Expenses, page 82

3.              Expand your disclosure in future filings to discuss each of the components of your expenses (e.g. Compensation and Benefits, Occupancy and related charges, and Other operating expenses) and provide a more granular discussion explaining the respective period-over-period changes. Please also expand your disclosure in your segment MD&A, as necessary.

In response to the Staff’s comment, in future filings we will expand our disclosures to discuss each of the material components of our expenses (e.g. Compensation and Benefits, Occupancy and related charges, and Other operating expenses). We will discuss period-over-period changes to such components to the extent material, including in the segment MD&A as necessary.

As stated on the SEC’s website, the Staff provides comments to a company “when it notes instances where it believes a company can enhance its disclosure or improve its compliance with the applicable disclosure requirements”. The Company acknowledges that the Staff’s comments above have been provided to the Company in an effort to enhance its disclosures to investors, and the Company’s responses similarly have been provided to the Staff with those goals in mind. To the extent that in response to a comment from the Staff the Company has agreed to provide additional or revised disclosure in a future filing, such agreement is not and should not be considered an admission by the Company as to the inadequacy or inaccuracy of any prior filing, any deficiency in internal controls or disclosure controls, or any violation of federal securities laws, material or otherwise.

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 230-9740 or, in my absence, either Scott Karnas at (212) 230-9723 or Christopher Lee at (212) 230-9786, with any questions or further comments.

Sincerely,
/s/ William J. Janetschek
William J. Janetschek
Chief Financial Officer